

November 26, 2013

Via E-mail
Mr. Liansheng Miao
Chief Executive Officer
Yingli Green Energy Holding Company Limited
No. 3399 Chaoyang North Street
Baoding 071051
People's Republic of China

> **Re: Yingli Green Energy Holding Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 23, 2013**
> **File No. 001-33469**

Dear Mr. Miao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 18. Financial Statements

Note 17. Accrual for Loss on Inventory Purchase Commitments, page F-38

1.   Please respond to the following regarding your accrual for loss on inventory purchase commitments of RMB851,694 in fiscal 2011:

- Please tell us why you classified the loss on inventory purchase commitments within other operating expenses and not within cost of revenues.
- You disclose that the company believes it will be able to purchase polysilicon from its vendors at market prices. As such, please explain to us the nature of the accrual and how you determined the amount of the accrual as of December 31, 2012.

- You refer to a reclassification of the accrual between 2011 and 2012. Please explain to us further what you mean when you refer to a *reclassification* since it appears that you have not changed the account where the accrual is reflected on your balance sheet.

Note 22. Commitments and Contingencies, page F-48

2. In future filings please include all of the disclosures required by FASB ASC 440-10-50-4 for your unconditional purchase obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to call me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc: Leiming Chen, Esq.
       Simpson Thacher & Bartlett LLP